                                                                     EXHIBIT 8.2

                     [LETTERHEAD OF SHEARMAN & STERLING LLP]


                                 August 21, 2003

Vornado Realty Trust
210 Route 4 East
Paramus, NJ 07652

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

                            Alexander's REIT Election

Dear Sirs:

            In connection with the registration of shares of common stock and shares (including depository shares) of preferred stock of Vornado Realty Trust, and of debt securities of Vornado Realty L.P., on August 21, 2003 on the Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Registration"), you have requested our opinion with regard to the election by Alexander's, Inc. ("Alexander's") to be treated for Federal income tax purposes as a real estate investment trust (a "REIT"), within the meaning of section 856(a) of the Internal Revenue Code of 1986, as amended (the "Code"). We understand that Alexander's has elected to be treated as a REIT initially for its taxable year ended December 31, 1995, and intends to continue to be so treated for subsequent taxable years.

            In rendering this opinion, we have relied as to certain factual matters upon the statements and representations contained in the certificate provided to us by Alexander's (the "Alexander's Certificate") dated August 21, 2003. We have assumed that the statements made in the Alexander's Certificate are true and correct and that the Alexander's Certificate has been executed by appropriate and authorized officers of Alexander's.

            In rendering this opinion, with your permission we have also made the following assumptions, which are based on factual representations made by Alexander's and certified to us:

            (a) Alexander's has made a valid election to be taxed as a REIT for its taxable year ended December 31, 1995, which election has not been, and will not be, revoked or terminated.

            (b) Since January 1, 1995, the outstanding shares of Alexander's have been held by at least 100 or more persons, and such shares will continue to be held by 100 or more persons.


  Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

August 21, 2003
Page 2

            (c) Not more than 50 percent in value of the outstanding shares of Alexander's have been or will be owned directly or indirectly, actually or constructively (within the meaning of section 542(a)(2) of the Code, as modified by section 856(h) of the Code), by five or fewer individuals (or entities treated as individuals for purposes of section 856(h) of the
      Code) during the second half of every taxable year following the taxable year ended December 31, 1995.

            (d) Alexander's and its subsidiaries (the "Company") will not receive or accrue (and since January 1, 1995, has not received or accrued) any amount that would constitute "rents from real property" (within the meaning of section 856(d)(1) of the Code without regard to section 856(d)(2)(B) of the Code) from (i) any corporation in which it owns (or since July 1, 1994, has owned) (a) 10 percent or more of the total combined voting power of all shares of stock entitled to vote, (b) 10 percent or more of the total number of shares of all classes of stock of such corporation or (c) 10 percent or more of the total value of shares of all classes of stock, or (ii) any unincorporated entity in which it owns (or since July 1, 1994, has owned) an interest of 10 percent or more in the assets or net profits of such person. For purposes of this assumption, ownership is determined in accordance with section 856(d)(5) of the Code.

            (e) Alexander's has requested and maintained, and will continue to request and maintain, records concerning ownership of its outstanding shares in accordance with section 857(f)(1) of the Code and Treasury Regulations promulgated thereunder and predecessor requirements.

            (f) Alexander's has made and will make distributions to its stockholders sufficient to meet the distribution requirements of section 857(a)(1) of the Code for the taxable year for which the REIT election was made and every subsequent taxable year.

            (g) For its taxable year ended December 31, 1995, Alexander's had a deficit in earnings and profits (as defined in the Code) in excess of its accumulated earnings and profits (if any) as of the close of its taxable year ended December 31, 1994.

            Based on the foregoing and in reliance thereon and subject thereto and on an analysis of the Code, Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we are of the opinion that commencing with its taxable year ended December 31, 1995, Alexander's has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code.

            Qualification of Alexander's as a REIT will depend upon the satisfaction by the Company through actual operating results, distribution levels, diversity of stock ownership and otherwise, of the applicable asset composition, source of income, shareholder diversification, distribution, recordkeeping and other requirements of the Code necessary for a corporation to

August 21, 2003
Page 3

qualify as a REIT. No assurance can be given that the actual results of the Company's operations for any one taxable year will satisfy all such requirements. We do not undertake to monitor whether the Company actually has satisfied or actually will satisfy the various qualification tests, and we express no opinion whether the Company actually has satisfied or actually will satisfy these various qualification tests.

            This opinion is based on current Federal income tax law, and we do not undertake to advise you as to future changes in Federal income tax law that may affect this opinion unless we are specifically engaged to do so. This opinion relates solely to Federal income tax law, and we do not undertake to render any opinion as to the taxation of the Company under any state or local corporate franchise or income tax law.

            We hereby consent to the use of our name and the reference to this opinion letter in the opinion letter given by Sullivan & Cromwell LLP in connection with the Registration. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933, as amended.

                                               Very truly yours,


                                               /s/ Shearman & Sterling LLP